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Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca


                                                        (DELOITTE & TOUCHE-LOGO)


INDEPENDENT AUDITORS' CONSENT

We consent to the use of our report dated February 4, 2003, appearing in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002.




(DELOITTE & TOUCHE LLP SIGNATURE)

Toronto, Ontario
March 24, 2003










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DELOITTE
TOUCHE
TOHMATSU
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

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca


                                                        (DELOITTE & TOUCHE-LOGO)


COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA

REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 1 to the financial statements of Brookfield Properties Corporation. Our report to the shareholders dated February 4,2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.




(DELOITTE & TOUCHE LLP SIGNATURE)

Chartered Accountants
Toronto, Ontario
March 24,2003










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DELOITTE
TOUCHE
TOHMATSU
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